Exhibit 4(d)

Huntington Bancshares Incorporated Restricted Stock Award Grant Agreement
RESTRICTED STOCK AWARD GRANT AGREEMENT

Employee Name:	Kevin M. Blakely

Number of Shares of Restricted Stock Subject to Grant:	40,000

Date of Grant:	July 8, 2009
First Date of Employment

Closing Price on Grant Date:	$3.40
     THIS RESTRICTED STOCK AWARD GRANT AGREEMENT (this “Agreement”) is made as of the date in the box above labeled “Date of Grant” by Huntington Bancshares Incorporated, a Maryland corporation and its subsidiaries (the “Company”), and is hereby communicated to the employee named in the box above (the “Employee”).
     WHEREAS, the Company desires to grant the Employee an award of Restricted Stock to serve as inducement material to the Employee entering into employment with the Company.
     NOW, THEREFORE, in consideration of the premises, the Company grants the Employee an award of Restricted Stock under the following terms and conditions:
1. Grant of Restricted Stock.
     The Company, by authority of its Board of Directors (the “Board”), hereby grants to the Employee an award of the number of shares of Restricted Stock identified above (the “Grant”) to be issued in accordance with all of the terms and conditions set forth in this Agreement. The Restricted Stock will be issued and registered in the name of the Employee, subject to the restrictions set forth in this Agreement.
This award of Restricted Stock is not made under, but subject to all the terms, conditions and limitations of the Amended and Restated 2007 Stock and Long-Term Incentive Plan (the “Plan”) and any successor plan. The Restricted Stock Awards are subject to such rules and regulations that the Compensation Committee may adopt for administration of the Plan, and to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. In event of a conflict between this Grant Agreement and one or more provisions of the Plan, the provisions in the Plan shall govern.
2. Vesting and Forfeiture Provisions.
     (a) The Employee’s Restricted Stock will vest as to 100% of the shares on July 8, 2011
     (b) If the Employee’s employment terminates for any reason other than those reasons specified in this Section 2 of this Agreement, the shares of the Employee’s Restricted Stock that have not vested shall be forfeited on and after the effective date of the termination.
     (c) Notwithstanding any provision to the contrary, if at least 6 months after the Date of Grant, the Employee’s employment with the Company is terminated (i) involuntarily without Cause (as defined in the Plan) or (ii) due to death, the Employee shall become vested in a prorated number of shares of Restricted Stock (with any factional shares rounded up to the next whole number) equal to the number of shares of Restricted Stock subject to this Grant times a fraction. The numerator of the fraction shall be

Exhibit 4(d)

Huntington Bancshares Incorporated Restricted Stock Award Grant Agreement
the number, which in no event shall be greater than 24, of all full and partial months (with partial months being counted as full months) that passed beginning with the month that contains the Date of Grant and ending with the month in which the Employee’s termination occurred. The denominator of the fraction shall be 24.
     (d) Notwithstanding any provision to the contrary, upon the occurrence of a Change in Control, the Employee shall become immediately vested in 100% of the shares of Restricted Stock. For purposes of this Agreement, a “Change in Control,” with respect to the Company is defined in Section 2.6 of the Plan.
     (e) After review of this Agreement, the Employee will be required to accept the terms and conditions of the Restricted Stock award by signing the last page of this Agreement to acknowledge acceptance of the terms and conditions herein. If this Restricted Stock award is not accepted by August 14, 2009, then this award will be subject to forfeiture.
     (f) By accepting this Agreement and the Restricted Stock award, the Employee agrees that he will not, during his employment with Huntington and for a period of one year after such employment ceases, either voluntarily or involuntary for any reason:
1.	Solicit, either directly or indirectly, any person employed by the Company for employment with, or to provide services, to any other entity that does business in securities, commodities, financial futures, insurance, banking, financial planning, tax-advantaged investments or any other line of business in which the Company is engaged; or

2.	Contact any customer of the Company for whom the Employee performed any services or had any direct business contact for the purpose of (i) identifying his or her new association or his or her change of employment or current affiliation or (ii) soliciting, influencing or inducing any such customers to obtain any product or service offered by the Company from any person or entity other than the Company; or

3.	Contact any customer or prospective customer of the Company whose identity or other customer specific information the Employee obtained or gained access to as an employee of Company for the purpose of soliciting, influencing or inducing any such customers or prospective customers to obtain any product or service provided by the Company from any person or entity other than the Company; or

4.	Use proprietary information to solicit, influence or induce any customer or prospective customer of the Company to terminate or reduce any business relationship with the Company or to obtain any product or service provided by the Company from any person or entity other than the Company. Proprietary information includes customer or prospective customer information, including names, addresses, telephone numbers, email addresses or other identifying or contact information, account or transactional information, and other personal, business or financial information, and also includes information concerning the Company’s business plans and methods, market strategies, products and services, technology and computer systems, business techniques and processes, policies, procedures and training materials.
   Notwithstanding the foregoing provisions of this Section 2, if (i) Employee terminates employment under Company’s Transition Pay Plan and executes an Enhanced Transition Agreement and Release, or (ii) within one year following a Change in Control, Employee separates employment under Company’s Transition Pay Plan and executes an Enhanced Transition Agreement and Release, then Employee’s obligations will cease as of the date of his or her employment termination.

Exhibit 4(d)

Huntington Bancshares Incorporated Restricted Stock Award Grant Agreement
     (g) The Company will not have any further obligations to the Employee under this Grant if any of the Employee’s shares of Restricted Stock are forfeited as provided herein, including the payment of any dividends provided for in this Agreement.
3. Certificates for Shares of Restricted Stock Granted. The Company shall either issue certificates in respect of the shares of Restricted Stock granted to the Employee or hold the shares electronically with its transfer agent in the name of the Employee and for the benefit of the Employee until the shares represented thereby become vested. Such certificates or account shall bear the following legend:
“The transferability of this certificate or account and the shares of stock represented hereby are subject to an agreement between the Company and the registered holder, a copy of which is on file at the principal office of this Company.”
     The Employee further agrees that at the Company’s request, he will execute stock powers in favor of the Company with respect to the shares and that the Employee shall promptly deliver such stock powers to the Company.
4. Issuance of Stock.
     The Company, or its transfer agent, will deliver the vested shares of the Restricted Stock and any related stock power to the Employee as soon as practicable after such shares of Restricted Stock become vested, subject to payment of the applicable withholding tax liability as set forth below. If the Employee dies before the Company has distributed any portion of the vested Restricted Stock, the Company will transfer any shares payable with respect to the vested Restricted Stock in accordance with the Employee’s written beneficiary designation or to the Employee’s estate if no written beneficiary designation is provided. If the Employee did not have a will, any shares payable with respect to the vested Restricted Stock will be distributed in accordance with the laws of descent and distribution.
5. Withholding Taxes.
     The Company shall have the power and the right to deduct or withhold, or require the Employee to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of this Agreement, including the payment of shares or cash. With regard to the above, the Company is permitted to withhold a number of shares having a fair market value equal to Employee’s withholding obligations, based on the minimum federal, state and local and other tax withholding rate, and to pay this amount to the Internal Revenue Service or other taxing authority on the Employee’s behalf. Delivery or withholding of fractional shares is not permitted, and as such, the Company may round any fractional shares up or down to the next whole share to satisfy the withholding obligations.
6. Conditions to Delivery of Shares.
     The shares of stock held by the transfer agent may be either previously authorized but unissued shares or issued shares which have been reacquired by the Company. The Company shall not be required to issue any certificate or certificates for shares of stock hereunder prior to fulfillment of all of the following conditions: (a) the admission of such shares to listing on all stock exchanges on which such class of stock is then listed; (b) the completion of any registration or other qualification of such shares under any State or Federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any

Exhibit 4(d)

Huntington Bancshares Incorporated Restricted Stock Award Grant Agreement
State or Federal governmental agency, which the Committee shall, in its absolute discretion, determine to be necessary or advisable; (d) the lapse of such reasonable period of time following the Date of Grant and during which the Compensation Committee of the Company’s Board of Directors (the “Committee”) reasonably believes that the issuance of shares would violate any applicable laws, government regulations, requirements of any securities exchange on which the Corporation’s Shares are traded, or any insider trading policy of the Corporation; and (e) the lapse of such reasonable period of time following the date of grant of the shares of Restricted Stock as the Committee may establish from time to time for reasons of administrative convenience.
7. Restriction on Transferability.
     Until the shares of Restricted Stock have vested under this Agreement, the Restricted Stock granted herein and the rights and privileges conferred hereby may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (by operation of law or otherwise). Any attempted transfer in violation of the provisions of this paragraph shall be void, and the purported transferee shall obtain no rights with respect to such Restricted Stock.
8. Rights as Stockholder.
     Subject to the limitations provided in this Agreement, the Employee shall have all the rights of a stockholder of the Company, including voting rights and the right to receive dividends, with respect to shares of Restricted Stock that have not yet vested. Notwithstanding the foregoing, no dividends will be payable to the Employee with respect to record dates for such dividends occurring before the Date of Grant, or with respect to record dates for such dividends occurring on or after the date, if any, for which the Employee has forfeited the shares of Restricted Stock.
9. Capital Adjustment Provisions.
     In the event of a stock split, stock dividend, reclassification, reorganization, redesignation, or other change in the Company’s capitalization or corporate structure, the number and class of shares of Restricted Stock shall be proportionately adjusted or substituted to reflect such change.
10. Authority of the Compensation Committee.
     The Compensation Committee of the Company’s Board of Directors (the “Committee”) shall have the power to construe and interpret the provisions of this Agreement and may correct any defect, supply any omission or reconcile any inconsistency in the Agreement in the manner and to the extent it shall deem desirable to carry the Agreement into effect. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Agreement. All determinations and decisions made by the Committee shall be final, conclusive, and binding on all persons, including the Company, the Employee, and the Employee’s estate and beneficiaries.
11. Addresses for Agreements.
     Any Agreement to be given to the Company under the terms of this Agreement shall be addressed to the Company, in care of the Compensation Director, at Huntington Bancshares Incorporated, Huntington Center, HC0318, 41 S. High Street, Columbus, Ohio 43287, or at such other address as the Company may hereafter designate in writing. Any Agreement to be given to the Employee shall be addressed to the Employee at the address maintained on the books and records of the Company.

Exhibit 4(d)

Huntington Bancshares Incorporated Restricted Stock Award Grant Agreement
12. Captions.
     Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.
13. Agreement Severable.
     In the event that any provision in this Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement.
14. Expenses.
     Costs of administration of the terms and conditions of this Agreement will be paid by the Company.
15. Governing Law / Compliance with Applicable Law.
     The terms and conditions of this Agreement shall be governed by the laws of the State of Ohio, except to the extent preempted by federal law.
     The Company and the Employee acknowledge that this Agreement will be administered in accordance with the requirements that may apply under any applicable federal law.
16. Entire Agreement; Amendment.
     This Agreement contains the terms and conditions with respect to the subject matter hereof and supersede any previous agreements, written or oral, relating to the subject matter hereof. The Company may not amend, alter, suspend, discontinue or terminate any provision of this Agreement in a manner that may adversely affect the Employee without the Employee’s (or his legal representative’s) written consent.
17. Employee’s Acceptance.
     The Employee shall signify his acceptance of the terms and conditions of this Agreement by signing in the space provided below, by signing any related stock power, and by returning a signed copy of these documents to the Company.
Please retain this Agreement, as it is the official statement of the key terms of your award. If you have any questions regarding the administration of this Agreement, please contact Joan Snyder at (614) 480-4885 or Holly Bush at (614) 480-3011.

Stephen D. Steinour	July 8, 2009

Chairman, President and Chief Executive Officer	Date

/s/ Kevin M. Blakely	July 23, 2009

Kevin M. Blakely	Date